

Lakshmi P. Kotra

Professor of Medicinal Chemistry, Leslie Dan Faculty of
Pharmacy, University of Toronto

Toronto, Canada Area

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 Leslie Dan Faculty of
Pharmacy, University of...

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Dr. Kotra is an academic entrepreneur with expertise in drug discovery and development
(http://kotralab.uhnres.utoronto.ca/). Kotra group specializes in the areas of medicinal chemistry,
preclinical and clinical development of small molecule and natural product-based drugs. Dr. Kotra aut...

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Experience

 **Professor of Medicinal Chemistry**
Leslie Dan Faculty of Pharmacy, University of Toronto
Jul 2017 – Present · 1 yr 3 mos
Toronto, Canada Area

 **Toronto General Research Institute, University Health Network**
12 yrs 8 mos

○ **Senior Scientist**
Feb 2016 – Present · 2 yrs 8 mos
Toronto, Canada

 Welcome to the
University Health...

○ **Scientist**
Feb 2006 – Feb 2016 · 10 yrs 1 mo
Toronto, Canada

Director, Center for Molecular Design and Preformulations
University Health Network, Toronto
2006 – Present · 12 yrs

 Center For Molecular
Design and...

Chief Scientific Officer/Consultant
Scientus Pharma Inc.
Jan 2015 – Present · 3 yrs 9 mos

Toronto

	A different approach. Rooted in science t…


Member Board Of Directors
WinSanTor
Dec 2012 – Present · 5 yrs 10 mos
Greater San Diego Area
Co-Founder of the company and a member of the board of directors.

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Education


The University of Georgia
PhD, Pharmacy (Medicinal Chemistry)
1992 – 1997

Drug Discovery Group (Prof. David C. K. Chu)


Wayne State University
Postdoctoral Fellow, Computer modeling and drug design
1997 – 2000


Birla Institute of Technology and Science, Pilani
B.Pharm.(Hons), Pharmaceutical Sciences
1988 – 1992
Activities and Societies: Joint Secretary, BITS Pharmaceutical Society - 1990

Recommendations

Received (0)   **Given (1)**


Lynn Hawthorne
Owner/Broker at Hawthorne Realty, LLC
January 27, 2011, Lakshmi P. was a client of Lynn's

Ms. Lynn Ralls is one of the best real estate agents I have had, and my family is thrilled to have her help us with multiple real estate deals. Ms. Ralls always looked after our interests, and the most important thing was to make sure we are happy at the end. I have recommended her to my colleagues as well. She went extra mile every time to accomplish this, that I typically did not see in other agents I worked with. I am happy to recommend Ms. Ralls for anyone looking to buy/sell homes. She is a very gentle, intelligent, family-oriented and congenial individual with high integrity.
-LP Kotra, Assocaite Professor, University of Toronto; Director Center for Molecular Design and Preformulations, UHN, and Scientist, University Health Network.

